SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                                ----------------

    INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)
             AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. __ )*


                       Community Capital Bancshares, Inc.
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                    203634100
                                 (CUSIP Number)

                                 August 19, 2004
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

-----------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203634100                  13G                   Page 2 of 18 Pages

-----------------------------------------------------------------------------
     (1)   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                  Endicott Partners, L.P.
-----------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [x]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
     (3)   SEC USE ONLY

-----------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                                              Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                                              38,600
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                              0
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                              38,600
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                              0
-----------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                                              38,600
-----------------------------------------------------------------------------
    (10)   CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)   PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
                                              1.4%
-----------------------------------------------------------------------------
    (12)   TYPE OF REPORTING PERSON
                                              PN
-----------------------------------------------------------------------------

CUSIP No. 203634100                  13G                   Page 3 of 18 Pages

-----------------------------------------------------------------------------
     (1)   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                          Endicott Partners II, L.P.
-----------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [x]
                                                                (b) [ ]
-----------------------------------------------------------------------------
     (3)   SEC USE ONLY

-----------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                                              Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                                              68,600
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                              0
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                              68,600
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                              0
-----------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                                              68,600
-----------------------------------------------------------------------------
    (10)   CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)   PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
                                              2.4%
-----------------------------------------------------------------------------
    (12)   TYPE OF REPORTING PERSON
                                              PN
-----------------------------------------------------------------------------

CUSIP No. 203634100                  13G                   Page 4 of 18 Pages

-----------------------------------------------------------------------------
     (1)   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                             Endicott Offshore Investors, Ltd.
-----------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [x]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
     (3)   SEC USE ONLY

-----------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                                              British Virgin Islands
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                                              65,100
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                              0
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                              65,100
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                              0
-----------------------------------------------------------------------------
     (9 )  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                                              65,100
-----------------------------------------------------------------------------
    (10)   CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)   PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
                                              2.3%
-----------------------------------------------------------------------------
    (12)   TYPE OF REPORTING PERSON
                                              CO
-----------------------------------------------------------------------------

CUSIP No. 203634100                  13G                   Page 5 of 18 Pages

-----------------------------------------------------------------------------
     (1)   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        W.R. Endicott, L.L.C.
-----------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [x]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
     (3)   SEC USE ONLY

-----------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                                              Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                                              38,600
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                              0
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                              38,600
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                              0
-----------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                                              38,600
-----------------------------------------------------------------------------
    (10)   CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES                         [ ]
-----------------------------------------------------------------------------
    (11)   PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
                                              1.4%
-----------------------------------------------------------------------------
    (12)   TYPE OF REPORTING PERSON
                                              OO
-----------------------------------------------------------------------------

CUSIP No. 203634100                  13G                   Page 6 of 18 Pages

-----------------------------------------------------------------------------
     (1)   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                       W.R. Endicott II, L.L.C.
-----------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [x]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
     (3)   SEC USE ONLY

-----------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                                              Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                                              68,600
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                              0
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                              68,600
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                              0
-----------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                                              68,600
-----------------------------------------------------------------------------
    (10)   CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)   PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
                                              2.4%
-----------------------------------------------------------------------------
    (12)   TYPE OF REPORTING PERSON
                                              OO
-----------------------------------------------------------------------------

CUSIP No. 203634100                  13G                   Page 7 of 18 Pages

-----------------------------------------------------------------------------
     (1)   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                         Endicott Management Company
-----------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [x]
                                                                 (b) [ ]
-----------------------------------------------------------------------------
     (3)   SEC USE ONLY

-----------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                                              Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                                              72,800
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                              0
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                              72,800
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                              0
-----------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                                              72,800
-----------------------------------------------------------------------------
    (10)   CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES                           [ ]
-----------------------------------------------------------------------------
    (11)   PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
                                              2.6%
-----------------------------------------------------------------------------
    (12)   TYPE OF REPORTING PERSON
                                              CO
-----------------------------------------------------------------------------

CUSIP No. 203634100                  13G                   Page 8 of 18 Pages

-----------------------------------------------------------------------------
     (1)   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Wayne K. Goldstein (in the capacity described herein)
-----------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [x]
                                                                   (b) [ ]
-----------------------------------------------------------------------------
     (3)   SEC USE ONLY

-----------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                                              United States
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                                              0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                              180,000
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                              0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                              180,000
-----------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                                              180,000
-----------------------------------------------------------------------------
    (10)   CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES                         [ ]
-----------------------------------------------------------------------------
    (11 )  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
                                              6.3%
-----------------------------------------------------------------------------
    (12)   TYPE OF REPORTING PERSON
                                              IN
-----------------------------------------------------------------------------

CUSIP No. 203634100                  13G                   Page 9 of 18 Pages

-----------------------------------------------------------------------------
     (1)   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Robert I. Usdan (in the capacity described herein)
-----------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [x]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
     (3)   SEC USE ONLY

-----------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                                              United States
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                                              0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                              180,000
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                              0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                              180,000
-----------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                                              180,000
-----------------------------------------------------------------------------
    (10)   CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES                         [ ]
-----------------------------------------------------------------------------
    (11)   PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
                                              6.3%
-----------------------------------------------------------------------------
    (12)   TYPE OF REPORTING PERSON
                                              IN
-----------------------------------------------------------------------------

CUSIP No. 203634100                  13G                  Page 10 of 18 Pages


ITEM 1(a).  NAME OF ISSUER:
                Community Capital Bancshares, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                2815 Meredyth Drive, Albany, Georgia,  31707

ITEM 2(a).  NAME OF PERSON FILING:
              (i) Endicott Partners, L.P., a Delaware limited partnership ("EPLP");
              (ii) Endicott Partners II, L.P., a Delaware limited partnership ("EPII");
              (iii) Endicott Offshore Investors, Ltd., a British Virgin Islands international business company ("EOI");
              (iv) W.R. Endicott, L.L.C., a Delaware limited liability company ("WRE LLC") and general partner of EPLP;
              (v) W.R. Endicott II, L.L.C., a Delaware limited liability company ("WRE II LLC") and general partner of EPII;
              (vi) Endicott Management Company, a Delaware corporation ("Endicott Management") and advisor to EOI and two managed accounts;
              (vii) Wayne K. Goldstein ("Mr. Goldstein"), a Managing Member of WRE LLC and WRE II LLC and Co-President of Endicott Management; and
              (viii) Robert I. Usdan ("Mr. Usdan"), a Managing Member of WRE LLC
                     and WRE II LLC and Co-President of Endicott Management.

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:

         The address of the principal business offices of each of: (i) EPLP;
(ii) EPII; (iii) WRE LLC; (iv) WRE II LLC; (v) Endicott Management; (vi) Mr. Goldstein; and (vii) Mr. Usdan is 237 Park Avenue, Suite 801, New York, New York 10017.

         The address of the principal business offices of EOI is c/o Trident Fund Services (B.V.I.) Ltd, Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

ITEM 2(c).  CITIZENSHIP:
            EPLP - a Delaware limited partnership
            EPII - a Delaware limited partnership
            EOI - a British Virgin Islands international business company WRE LLC - a Delaware limited liability company
            WRE II LLC - a Delaware limited liability company
            Endicott Management - a Delaware corporation
            Mr. Goldstein - United States
            Mr. Usdan - United States

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
                 Common Stock, $1.00 par value

ITEM 2(e).  CUSIP NUMBER:
                 203634100

CUSIP No. 203634100                  13G                  Page 11 of 18 Pages


ITEM 3.   If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ]   Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ]   Insurance Company as defined in Section 3(a)(19) of the
                    Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]   Investment Adviser in accordance with
                    Rule 13d-1(b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [x]

CUSIP No. 203634100                  13G                   12 of 18 Pages


ITEM 4.  OWNERSHIP.

         (a) Amount Beneficially Owned:
             -------------------------

             EPLP may be deemed to beneficially own 38,600 Shares. EPII may be deemed to beneficially own 68,600 Shares. EOI may be deemed to beneficially own 65,100 Shares.

             WRE LLC may be deemed to beneficially own 38,600 Shares as a result of its voting and dispositive power over the 38,600 Shares held by EPLP. WRE II LLC may be deemed to beneficially own 68,600 Shares as a result of its voting and dispositive power over the 68,600 Shares held by EPII.

             Endicott Management may be deemed to beneficially own 72,800 Shares as a result of its voting and dispositive power over: (i) the 65,100 Shares held by EOI; and (ii) the 7,700 Shares held by two managed accounts.

             Messrs. Goldstein and Usdan may each be deemed to beneficially own 180,000 Shares by virtue of their ultimate voting and dispositive power over:
(i) the 38,600 Shares held by EPLP; (ii) the 68,600 Shares held by EPII; (iii) the 65,100 Shares held by EOI; and (iv) the 7,700 Shares held by the two managed accounts.

         (b) Percentage Beneficially Owned:
             -----------------------------

             Based on calculations made in accordance with Rule 13d-3(d), and there being 2,852,184 Shares to be outstanding as of August 24, 2004, as disclosed in the Prospectus filed August 20, 2004: (i) EPLP may be deemed to beneficially own approximately 1.4% of the outstanding Shares; (ii) EPII may be deemed to beneficially own approximately 2.4% of the outstanding Shares; (iii) EOI may be deemed to beneficially own approximately 2.3% of the outstanding Shares; (iv) WRE LLC may be deemed to beneficially own approximately 1.4% of the outstanding Shares; (v) WRE II LLC may be deemed to beneficially own approximately 2.4% of the outstanding Shares; (vi) Endicott Management may be deemed to beneficially own approximately 2.6% of the outstanding Shares; (vii) Mr. Goldstein may be deemed to beneficially own approximately 6.3% of the outstanding Shares; and (viii) Mr. Usdan may be deemed to beneficially own approximately 6.3% of the outstanding Shares.

         (c) Number of Shares as to Which Such Person Has:
             --------------------------------------------

             (i) EPLP may be deemed to have sole power to direct the voting and disposition of the 38,600 Shares it beneficially owns. EPII may be deemed to have sole power to direct the voting and disposition of the 68,600 Shares it beneficially owns. EOI may be deemed to have sole power to direct the voting and disposition of the 65,100 Shares it beneficially owns. WRE LLC may be deemed to have sole power to direct the voting and disposition of the 38,600 Shares it beneficially owns by virtue of the relationships

CUSIP No. 203634100                  13G                  Page 13 of 18 Pages


described in Item 2. WRE II LLC may be deemed to have sole power to direct the voting and disposition of the 68,600 Shares it beneficially owns by virtue of the relationships described in Item 2. Endicott Management may be deemed to have sole voting power to direct the voting and disposition of the 72,800 Shares it beneficially owns by virtue of the relationships described in Item 2.

             (ii) By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of Messrs. Goldstein and Usdan, may be deemed to share the power to direct the voting and disposition of 180,000 Shares.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          The limited partners and the general partner of EPLP and EPII and the shareholders and advisor of EOI and the shareholders of two managed accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of EPLP, EPII, EOI and the two managed accounts in accordance with their ownership interests in such entities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           See Item 2.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.  CERTIFICATION.

          By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 203634100                  13G                  Page 14 of 18 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  August 27, 2004


                                      ENDICOTT PARTNERS, L.P.

                                      By:     W.R. Endicott, L.L.C.,
                                              its general partner


                                      By:     /s/ WAYNE K. GOLDSTEIN
                                              ----------------------
                                              Name:  Wayne K. Goldstein
                                              Title: Managing Member


                                      ENDICOTT PARTNERS II, L.P.

                                      By:     W.R. Endicott II, L.L.C.,
                                              its general partner


                                      By:     /s/ WAYNE K. GOLDSTEIN
                                              ----------------------
                                              Name: Wayne K. Goldstein
                                              Title: Managing Member


                                      W.R. ENDICOTT, L.L.C.

                                      By:     /s/ WAYNE K. GOLDSTEIN
                                              ----------------------
                                              Name:  Wayne K. Goldstein
                                              Title: Managing Member


                                      W.R. ENDICOTT II, L.L.C.

                                      By:     /s/ WAYNE K. GOLDSTEIN
                                              ----------------------
                                              Name:  Wayne K. Goldstein
                                              Title: Managing Member


                                      ENDICOTT OFFSHORE INVESTORS, LTD.

                                      By:     /s/ ROBERT I. USDAN
                                              -------------------
                                              Name:  Robert I. Usdan
                                              Title: Director

CUSIP No. 203634100                  13G                  Page 15 of 18 Pages


                                      ENDICOTT MANAGEMENT COMPANY

                                      By:     /s/ WAYNE K. GOLDSTEIN
                                              ----------------------
                                              Name:  Wayne K. Goldstein
                                              Title: Co-President


                                              /s/ WAYNE K. GOLDSTEIN
                                              ----------------------
                                              Wayne K. Goldstein


                                              /s/ ROBERT I. USDAN
                                              ----------------------
                                                  Robert I. Usdan

CUSIP No. 203634100                  13G                  Page 16 of 18 Pages


                                  EXHIBIT INDEX


Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 203634100                  13G                  Page 17 of 18 Pages


                                                                      EXHIBIT 1


               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated as of August 27, 2004

                                      ENDICOTT PARTNERS, L.P.

                                      By:     W.R. Endicott, L.L.C.,
                                              its general partner


                                      By:     /s/ WAYNE K. GOLDSTEIN
                                              ----------------------
                                              Name:  Wayne K. Goldstein
                                              Title: Managing Member


                                      ENDICOTT PARTNERS II, L.P.

                                      By:     W.R. Endicott II, L.L.C.,
                                              its general partner


                                      By:     /s/ WAYNE K. GOLDSTEIN
                                              ----------------------
                                              Name:  Wayne K. Goldstein
                                              Title: Managing Member


                                      W.R. ENDICOTT, L.L.C.


                                      By:     /s/ WAYNE K. GOLDSTEIN
                                              ----------------------
                                              Name:  Wayne K. Goldstein
                                              Title: Managing Member


                                      W.R. ENDICOTT II, L.L.C.


                                      By:     /s/ WAYNE K. GOLDSTEIN
                                              ----------------------
                                              Name:  Wayne K. Goldstein
                                              Title: Managing Member

CUSIP No. 203634100                  13G                  Page 18 of 18 Pages



                                      ENDICOTT OFFSHORE INVESTORS, LTD.


                                      By:     /s/ ROBERT I. USDAN
                                              -------------------
                                              Name:  Robert I. Usdan
                                              Title: Director


                                      ENDICOTT MANAGEMENT COMPANY

                                      By:     /s/ WAYNE K. GOLDSTEIN
                                              -------------------------
                                              Name:  Wayne K. Goldstein
                                              Title: Co-President


                                              /s/ WAYNE K. GOLDSTEIN
                                              ----------------------
                                              Wayne K. Goldstein


                                              /s/ ROBERT I. USDAN
                                              -------------------
                                              Robert I. Usdan